AMENDED AND RESTATED SCHEDULE A

dated March 26, 2025

to the

SUBADVISORY AGREEMENT

dated September 15, 2022 and amended June 18, 2024,

between

FS FUND ADVISOR, LLC

and

MARINER INVESTMENT GROUP, LLC

The Adviser shall pay to the Subadviser as compensation for the Subadviser's services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund as may be allocated by the Adviser to the Subadviser from time to time in accordance with the following fee schedule:

[REDACTED]

ACKNOWLEDGED AND ACCEPTED BY:

FS FUND ADVISOR, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Authorized Signatory

MARINER INVESTMENT GROUP, LLC

By:	/s/ Peter O’Rourke
Name:	Peter O’Rourke
Title:	General Counsel